KBR
____________________________________________________________
601 Jefferson Street  •  Houston, Texas 77002-7900
Phone:  713.753.2067  •  Fax 713.753.2017

November 29, 2010

Cecilia Blye
Chief, Office of Global Security Risk
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           KBR, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 25, 2010
File No. 1-33146

Dear Ms. Blye:

I respectfully submit this letter on behalf of KBR, Inc. (“KBR”) in response to your letter dated October 26, 2010, regarding the above-referenced Form 10-K.  You requested for additional information based on our responses to your initial comment letter dated September 14, 2010, which we provide below.

General

1.
“You state in your letter dated October 20, 2010, that “it appears that GVA’s former Managing Director may have engaged in some procurement activities for Iranian nationals associated with the KSSDUP project in the period since 2007.”  Please tell us the types of goods and/or services it appears the former Managing Director procured for those persons since 2007, whether these goods and/or services were intended for use in connection with the KSSDUP project, whether these procurement activities by your former Managing Director were within the scope of his service to KBR, how extensive these procurement activities were, and the period during which these activities appears to have occurred.”

Based on information provided to KBR by GVA’s former Managing Director and former Accounting and Finance Manager and a review of available invoices, procurement activities by GVA’s former Managing Director after 2007 were associated with the KSSDUP project and KBR believes that such procurement activities were within the scope of work for the project.  Most of the activity involved consulting and engineering services related to the project, with the products involved being office supplies and technical software (such as ship load modeling software) for the consulting work, as well as assistance in obtaining material for the vessel’s commissioning such as spare parts for its navigation system. The activities were conducted in 2008 and 2009, prior to GVA’s cancellation of its involvement in the project, and based on its review, KBR believes that the total cost for the activities was less than $1 million dollars for the period.

2.
“Please expand the discussion in your letter dated October 20, 2010, under “Materiality in Qualitative Terms” to discuss specifically your former Managing Director’s above-referenced procurement of goods and/or services for Iranian nationals associated with the KSSDUP project.”

As noted above, KBR believes that the total cost for the procurement related activities after 2007 was less than $1 million, most of which was third party costs passed through to the client.  As mentioned in our prior response, KBR’s annual revenue was $8.7 billion, $11.6 billion, and $12.1 billion in Fiscal Years 2007, 2008 and 2009, respectively, showing that quantitatively, the procurement of goods and services was not material to KBR. In terms of qualitative analysis, procurement activities were part of the KSSDUP project, which as described in our prior response, avoided the use of U.S. persons and has been terminated with no additional activity to come.  KBR believes that all of our subsidiaries’ contacts with Iran since 2007 are not material to the company as a whole, and given the minor portion of the totality of the contacts represented by the limited procurement activities, such activities alone are clearly not material.  As with the other matters discussed in our prior response, the cessation of the projects and KBR’s policies to avoid future contacts with Iran should assuage any concerns investors may have regarding past work involving Iran.

In connection with responding to your comments, KBR acknowledges that:

•	the company is responsible for the adequacy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any additional information or further clarification of the information provided above, you may reach me at 713-753-2067 or by email at Andrew.Farley@kbr.com.

Sincerely,

/s/ Andrew D. Farley
Andrew D. Farley
Senior Vice President, General Counsel and
Chief Compliance Officer
KBR, Inc.